UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-42154

ESHALLGO INC

12F Block 16, No.1000 Jinhai Road,

Pudong New District,

Shanghai, China 201206

+86 4006005800

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On July 3, 2024, the Company closed its initial public offering (the “IPO”) of 1,250,000 Class A ordinary shares, par value $0.0001 per share (the “Shares”). The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-271478, “Form F-1”), originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 27, 2023 (as amended) (the “Registration Statement”). The registration statement on Form F-1 was declared effective by the SEC on July 1, 2024. The Shares were priced at $4.00 per share, and the offering was conducted on a firm commitment basis. The Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “EHGO.”

On July 1, 2024, the Company entered into an underwriting agreement with US Tiger Securities, Inc. and Kingswood Capital Partners, LLC. The underwriting agreement is attached hereto as Exhibit 10.1 and is incorporated by reference herein.

In connection with the IPO, the Company issued a press release on July 1, 2024 announcing the pricing of the IPO and a press release on July 3, 2024 announcing the closing of the IPO, respectively. Copies of each press release are attached hereto as Exhibit 99.1 and Exhibit 99.2 and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESHALLGO INC

Date: July 3, 2024	By:	/s/ Qiwei Miao
	Name:	Qiwei Miao
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
10.1	Underwriting Agreement dated July 1, 2024 among the Company, Kingswood Capital Partners, LLC and US Tiger Securities, Inc.
99.1	Press Release on Pricing of the Company’s Initial Public Offering
99.2	Press Release on Closing of the Company’s Initial Public Offering